Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-261427

April 26, 2022

Free Writing Prospectus

Issuer Free Writing Prospectus Issued Pursuant to Rule 433 of the Securities Act of 1933, as amended (the “Securities Act”): In connection with a public offering of shares (the “Shares”) of 9.0% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share, with a $25.00 liquidation preference per share (the “Series A Preferred Stock”), by Soluna Holdings, Inc. (the “Company”, “we”, “us”, or “our”), the Company has filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus supplement, dated April 21, 2022 (the “Preliminary Prospectus Supplement”), to the prospectus (“Base Prospectus”) forming a part of the Company’s registration statement on Form S-3 (Registration No. 333-261427), filed with the SEC on November 30, 2021, as amended by Amendment No. 1 to such registration statement, filed with the SEC on December 13, 2021, which registration statement was declared effective by the SEC on December 16, 2021 (the “Registration Statement”). This free writing prospectus relates to such offering of shares of Series A Preferred Stock pursuant to the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus and should be read together along with such filings, the documents, filings and term sheet incorporated herein and therein.

Such documents and filings listed above contain the terms of the offering of the Shares and supersede all other prior or contemporaneous oral statements as well as any other written or electronically distributed materials provided to you, including preliminary or indicative pricing terms, correspondence, ideas, structures for implementation, fact sheets, brochures or other educational materials of ours. Before you invest in our Shares, you should read the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and such offering, including the applicable documents and SEC filings incorporated by reference therein. You may obtain these documents and filings for free by visiting EDGAR on the SEC’s website at www.sec.gov. The Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus are available at https://www.solunacomputing.com/investors/sec-filings/.

More complete information about the Company and its business, including current and prior presentations and reports, can be obtained for free at https://www.solunacomputing.com/investors/updates/. The information on our corporate website is not incorporated by reference in the Prospectus Supplement and the accompanying Base Prospectus forming a part of the Registration Statement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus and the applicable documents and filings incorporated by reference therein, as an investment in the Shares involve certain risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Shares. Alternatively, a copy of the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus may be obtained from Univest Securities, LLC, 75 Rockefeller Plaza, Suite 1838, New York, NY 10019, or by telephone at 212-966-0648, or by email at yguo@univest.us.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “anticipate,” “expect,” “seek,” “predict,” “continue,” “possible,” “intend,” “may,” “might,” “will,” “could,” “would” or “should” or, in each case, their negative, or other variations or comparable terminology. All statements other than statements of historical facts contained in this free writing prospectus are forward-looking statements, and the Company may not actually achieve the plans, intentions or expectations disclosed in these forward statements, as a result of various factors, including, but not limited to, the factors discussed in the “Risk Factors” sections of the Company’s filings with the SEC.

Forward-looking statements speak only as of the date of this free writing prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Soluna Holdings, Inc.

Shares of 9.0% Series A Cumulative Perpetual Preferred Stock

Liquidation Preference $25.00 per Share

Initial Term Sheet

Dated April 26, 2022

The following sets forth the initial terms of the 9.0% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share (the “Shares”) of Soluna Holdings, Inc. (the “Issuer”, “we”, “us” or “our”), and should only be read together with the accompanying preliminary prospectus supplement, dated April 21, 2022 (the “Preliminary Prospectus Supplement”), to the prospectus (“Base Prospectus”) forming a part of the Company’s registration statement on Form S-3 (Registration No. 333-261427), filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 30, 2021, as amended by Amendment No. 1 to the Registration Statement, filed with the SEC on December 13, 2021, which was declared effective by the SEC on December 16, 2021 (the “Registration Statement”). In all other respects, this term sheet is qualified in its entirety by reference to the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus, including the applicable documents and SEC filings incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Registration Statement, Preliminary Prospectus Supplement and accompanying Base Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Soluna Holdings, Inc.

Title of the Securities:	9.0% Series A Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”). This offering is a re-opening of our original issuance of Series A Preferred Stock, which occurred on August 23, 2021, and our follow-on issuances of Series A Preferred Stock, which occurred on December 28, 2021 and January 5, 2022. The Shares offered hereby will form a single series with such prior issuances, and be fully fungible, with the outstanding shares of our Series A Preferred Stock.

Initial Number of Shares Being Offered:	Up to $30 million of Shares

Option to Purchase Additional Shares:	Up to an additional 15% of Shares within 45 days

Underwriting Discount:	7.0% per Share, including Shares sold to cover over-allotments, if any

Representative’s Warrants	We will issue to the representative of the underwriters in this offering warrants to purchase shares of our Common Stock, which will be exercisable beginning 180 days from the date of the commencement of sales of the shares of Series A Preferred Stock and will expire five years from the date of commencement of sales of the Shares.

Liquidation Preference:	$25.00 per Share

Principal at Time of Payment:	100% of the aggregate Liquidation Preference

Dividend Rate:	9.00% per annum (equivalent to $2.25 per year)

Day Count:	30/360

Expected Issue Date:	April 29, 2022

Term Redemption Date:	No earlier than August 23, 2026, subject to certain exceptions.

Date Dividends Start Accruing:	The date of issuance of the Shares.

Dividend Payment Date:	Dividends, when, as and if declared by the board of directors (“Board of Directors”) of the Issuer (or a duly authorized committee of the Board of Directors), will be payable monthly in arrears on the final day of each month, beginning on August 31, 2021. We expect that the first dividend payment date will be on or about May 31, 2022, which will include the period from May 1, 2022 through May 31, 2022. We expect that the settlement for any dividend that may be due for the period from the first date we issue and sell such shares of Series A Preferred Stock through, but not including, May 1, 2022, will be paid at the closing of the offering to the extent the offering closes before May 1, 2022.

Dividend Periods:	The period from and including a Dividend Payment Date and continuing to, but excluding, the next succeeding dividend payment date.

Regular Record Dates for Dividend:	Dividends are payable to holders of record of shares of Series A Preferred Stock as they appear in the records of the Issuer’s transfer agent at the close of business on the applicable record date, which will be the date designated by the Board of Directors (or a duly authorized committee of the Board of Directors) for the payment of a dividend that is not more than thirty (30) nor less than ten (10) days prior to the applicable dividend payment date.

Optional Redemption:

On or after August 23, 2026, shares of Series A Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, from time to time, at a redemption price of $25.00 per share of Series A Preferred Stock, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Stock up to, but not including, the date of such redemption, upon the giving of notice.

Repayment at Option of Holders:	The Series A Preferred Stock is perpetual and has no maturity date. The Series A Preferred Stock is not redeemable prior to August 23, 2026, except under certain circumstances.

Voting Rights	Holders of shares of Series A Preferred Stock generally will have no voting rights, except with respect to certain amendments to the terms of the Series A Preferred Stock and as otherwise applicable by law.

Maturity Date	The Series A Preferred Stock is perpetual and has no maturity date, and we are not required to redeem the Series A Preferred Stock. Accordingly, all shares of Series A Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem such share, subject to certain delisting and change of control events that may occur in the future.

Use of Proceeds:	We intend to use the net proceeds received from the offerings for the acquisition, development and growth of data centers, including cryptocurrency mining processors, other computer processing equipment, data storage, electrical infrastructure, software and real property (i.e., land and buildings) and business, and for working capital and general corporate purposes, which include, but are not limited to, operating expenses. See “Use of Proceeds” on page S-15 of the Preliminary Prospectus Supplement for more information.

Listing:	The Shares are listed on the Nasdaq Capital Market under the trading symbol “SLNHP.”

Concurrent Registered Direct Offering	Concurrently with this offering, and pursuant to a separate prospectus supplement, we intend to sell additional shares of Series A Preferred Stock to certain of our existing institutional lenders in a registered direct offering at the same price per Share as the public offering price per Share. The closing of each of the offerings is not contingent upon the other. See “Underwriting” in the Preliminary Prospectus Supplement for more information.

CUSIP / ISIN:	583543 202

Sole Book-Running Manager:	Univest Securities, LLC